December 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	Altitude Acquisition Corp.

Registration Statement on Form S-1

Filed September 25, 2020, as amended

File No. 333-249071

Dear Ms. Barberena-Meissner,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Altitude Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on Tuesday, December 8, 2020, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 250 copies of the Preliminary Prospectus dated November 30, 2020 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

CANTOR FITZGERALD & CO.

By:	/s/ Bala Murty
Name:	Bala Murty
Title:	Chief Operating Officer, Investment Banking